EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OF INCORPORATION
Havertys Capital, Inc.	Nevada
Havertys Credit Services, Inc.	Tennessee
Havertys Enterprises, Inc.	Nevada